Mail Stop 4561
Via fax: 604-893-8966

June 29, 2009

Thomas Kyle Hall
Chief Executive Officer
Photochannel Networks, Inc.
590-425 Carrall Street
Vancouver, British Columbia Canada V6B 6Es

> **Re:** **Photochannel Networks, Inc.**
> **Form 20-F for the Year Ended September 30, 2008**
> **Filed on January 20, 2009**
> **File No. 000-30148**

Dear Mr. Hall:

We have reviewed the above-referenced filing and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for the Year Ended September 30, 2008

Item 5. Operating and Financial Review and Prospects

Critical Accounting Policies, page 34

1.   Tell us and consider providing enhanced disclosures that more fully describe the estimates and assumptions included in your assessment and evaluation of goodwill impairment. In this respect, we have identified the following areas

where we believe additional discussion would enhance your disclosures. Indicate how the reporting units are identified and goodwill is allocated to the reporting units. Explain how the estimated fair value of each reporting units is determined and how your estimate of fair value complies with paragraphs 23 through 25 of SFAS 142. Describe how your analysis includes reconciling your market capitalization to the aggregate fair value of all your reporting units. Describe how you estimate a control premium and indicate how that is factored into your analysis. Also, tell us the annual goodwill impairment assessment date. Further tell us how your evaluation of goodwill impairment complies with paragraphs 19 through 22 of SFAS 142. We refer you to Item 5.A of Form 20-F and Financial Reporting Release No. 60 and Section V of SEC Release No. 33-8350.

Liquidity and Capital Resources, page 45

2.	In addition to disclosures already provided, your discussion and analysis of liquidity should focus on material changes in operating, investing and financing cash flows, as depicted in the statement of cash flows, and the reasons underlying those changes. In this regard, your liquidity discussion should focus on the primary drivers of and other material factors necessary to understand your cash flows and the indicative value of historical cash flows and should not be a recitation of amounts that are readily computable from the face of the financial statements. Tell us how you considered Item 5.B of Form 20-F and Section IV of SEC Release No. 33-8350 regarding your MD&A disclosures.

Item 15. Controls and Procedures

Internal Control Over Financial Reporting, page 70

3.	We note from your disclosures that your "Chief Executive Officer and Chief Financial Officer have concluded that, as at September 30, 2008, our disclosure controls and procedures were effective to provide reasonable assurance that the information required to be disclosed by us in reports that we file are recorded, processed, summarized and reported within the appropriate time periods and forms." Revise to clarify, if true, that your officers concluded that your disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure. See Exchange Act Rule 13a-15(e).

4.	In light of the fact that a material weakness existed with respect to accounting for goodwill and intangible assets, please explain and disclose in reasonable detail the basis for your officers' conclusions that the Company's disclosure controls and procedures were nonetheless effective as of the end of the period covered by the report.

5.   We note your disclosure regarding the material weakness identified as of September 30, 2008. Tell us more about the material weakness along with your consideration for a more comprehensive and transparent description of the material weakness in your internal controls. Tell us when the material weakness was identified, by whom it was identified and when the material weakness first began. Additionally, based on your disclosure, it is not clear whether the material weakness impacted your financial statements or resulted in any adjustments to your financial statements. Tell us the impact the material weakness and significant deficiencies had on your financial statements. In this regard, tell us whether any post-closing adjustments were made, including the dollar amounts, to the Company's books and records and its financial statements as a result of the material weakness. Further, tell us whether the material weakness had any impact on, or resulted in, a revision to the Company's accounting for the Pixology acquisition.

6.   Please describe further the steps taken to remediate the material weakness. We note that the Company adopted and applied a new methodology for the allocation of goodwill and intangible assets between entities. Please describe further what you mean by "new methodology" and tell us when you implemented these remediation efforts. In this regard, please confirm that your disclosures meet the requirements of Item 15(d) of Form 20-F.

Item 18. Financial Statements

Note 2. Summary of significant accounting policies

(l) Revenue

7.   Tell us what consideration you gave to describing the specific accounting literature that is applicable to your various revenue transactions pursuant to paragraph 12 of APB 22. Further, tell us what consideration you gave to disclosing how you determine that each of the identified revenue recognition criteria have been met for each material type of transaction.

8.   We note that the Company sells software to retailers, which is resold to end users to edit, share and order prints from digital images. Tell us what consideration you gave to the applicability of SOP 97-2 to your revenue arrangements that include these software sales. In this regard, please clarify for us how software is utilized by your customers in the context of your typical arrangements and explain how you considered footnote 2 and paragraph 2 of SOP 97-2 and EITF 03-5 when determining the appropriate revenue recognition model. Tell us whether software

is incidental and not essential to the functionality of the non-software items. Also, describe the nature of any post-contract customer support.

9. To the extent your transactions involve multiple elements, your disclosure should identify all elements included in each significant type of sales transaction and explain how you determine whether elements should be considered separate units of accounting or combined with other elements. Clearly explain how you allocate revenue to each accounting unit, tell us how you determine the fair value for each unit, and for each unit describe how you meet the relevant revenue recognition criteria that are referred to in your policy . Your disclosures should be robust and specific to the applicable guidance such as SAB Topic 13, EITF 00-21, and SOP 97-2.

10. We note that certain arrangements include service level agreements, which may require the Company to refund a portion of the fee earned. Please explain further the terms of arrangements that allow for potential refunds and describe your revenue recognition policy for these arrangements. Specifically, address how you determine that you met the fixed and determinable criteria at the time of revenue recognition.

11. Please explain further the "amounts due to customers" that is included in accounts payable and accrued liabilities.

Note 22. Reconciliation to accounting principles generally accepted in the United States of America

a) Statements of loss and comprehensive loss

12. Please tell us how you considered Rule 5-03(b) of Regulation S-X in classifying goodwill impairment charges as a non-operating expense versus including such charges in loss from operations.

Item 19. Exhibits

Exhibit 23.1. Consent of PricewaterhouseCoopers LLP

13. Please amend to include the consent of the independent public accounting firm that issued its consent to the incorporation by reference of the Company's September 30, 2008 Form 20-F in the registration statement on Form F-10/A relating to the consolidated financial statements and the effectiveness of internal control over financial reporting.

* * * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Jason Niethamer, Staff Accountant at (202) 551-3855 or the undersigned at (202) 551-3499 if you have any questions regarding comments on the financial statements and related matters.

Sincerely,

Kathleen Collins
Accounting Branch Chief

Thomas Kyle Hall
Photochannel Networks, Inc.
June 29, 2009
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